Exhibit 99.1

GOLDCORP INC.
Annual Meeting of Holders of
Common Shares
May 19, 2010
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon
Resolution #1: Election of Directors
The ten nominees set forth in the Corporation’s management information circular dated March 26, 2010 were elected as directors of the Corporation by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Number of Shares in	Percentage of
Nominees	Favour	Votes Cast
Ian W. Telfer	473,478,562	97.2%
Douglas M. Holtby	481,929,613	98.9%
Charles A. Jeannes	481,811,872	98.9%
John P. Bell	472,089,766	96.9%
Lawrence I. Bell	464,043,790	95.3%
Beverley A. Briscoe	481,913,729	98.9%
Peter J. Dey	471,709,264	96.8%
P. Randy Reifel	472,243,655	96.9%
A. Dan Rovig	471,843,513	96.9%
Kenneth F. Williamson	471,071,422	96.7%
Resolution #2: Appointment of Auditors
On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.
Resolution #3: Shareholder Proposal
The shareholder proposal, attached as Schedule “B” to the management information circular dated for reference March 26, 2010, was rejected by the shareholders. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares Voted	Percentage of Votes Cast
Votes in Favour	49,395,456	10.2%
Votes Against	436,481,947	89.8%
Total Votes Cast	485,877,403	100%